UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Director Declaration

Appointment of Vivienne Cox as a Non-Executive Director of Pearson plc

Pearson announces that Vivienne Cox, who was appointed independent non-executive director of the company with effect from 1 January 2012, will join the nomination, audit and remuneration committees upon appointment.

In accordance with LR 9.6.13, we provide the following information regarding Ms Cox:-

(1) Details of all directorships held by Ms Cox in any other publicly quoted companies at any time in the previous five years, indicating whether or not she is still a director:

Ms Cox is a current director of the following publicly quoted companies:-

Rio Tinto plc
Vallourec SA

(2) Any unspent convictions in relation to indictable offences:

None

(3)     Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Ms Cox was an executive director at the time of, or within 12 months preceding such events:

   None

(4)     Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Ms Cox was a partner at the time of, or within 12 months preceding, such events:

None

(5) Details of receiverships of any assets of Ms Cox or of a partnership of which Ms Cox was a partner at the time of, or within the twelve months preceding, such event:

None

(6)     Details of any public criticisms of Ms Cox by statutory or regulatory authorities (including designated professional bodies) and whether she has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  16 December 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary